EXHIBIT 1


                            DESCRIPTION OF SECURITIES

The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.004 per share, and 5,000,000 shares of preferred stock, par value, $.01 per share, of the Company. As of May 22, 1997, 3,136,008 shares of Common
Stock and 259,198 shares of Series B Preferred Stock were issued and outstanding.

COMMON STOCK

Each holder of Common Stock of the Company is entitled to one vote for each share held of record. There is no right to cumulative voting of shares for the election of directors. The shares of Common Stock are not entitled to preemptive rights and are not subject to redemption or assessment. Each share of Common Stock is entitled to share ratably in distributions to shareholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro-rata, the assets of the Company which are legally available for distribution to shareholders. The issued and outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

PREFERRED STOCK

The Company is authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share (of which 300,000 are designated as Series B Preferred Stock and 259,198 of which are issued and outstanding). The preferred stock of the Company can be issued in one or more series as may be determined from time-to-time by the Board of Directors. In establishing a series the Board of Directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes, shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular. The Board of Directors has the authority, without shareholder approval, to fix the rights, preferences, privileges and restrictions of any series of preferred stock including, without limitation: (a) the rate of distribution, (b) the price at and the terms and conditions on which shares shall be redeemed, (c) the amount payable upon shares for distributions of any kind, (d) the terms and conditions on which shares may be converted if the shares of any series are issued with the privilege of conversion and (e) voting rights except as limited by law.

Although the Company currently does not have any plans to issue additional shares of preferred stock or to designate a new series of preferred stock, there can be no assurance that the Company will not do so in the future. As a result, the Company could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to the assets of the Company upon liquidation, the right to receive dividend coupons before dividends would be declared to holders of Common Stock, and the right to the redemption of such shares, together with a premium, prior to the redemption to Common Stock. The current shareholders of the Company have no redemption rights. In addition, the Board could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further shareholder approval.

SERIES A PREFERRED STOCK

At one time, the Company had designated and issued 1,287,500 shares of Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"). Pursuant to an automatic conversion provision in the Certificate of Designations therefor, all outstanding shares of Series A Preferred Stock were converted into an aggregate of 643,750 shares of Common Stock effective as of June 11, 1996, in connection with the second closing of the Series B Offering. Thereafter, in July 1996, the Series A Preferred Stock was eliminated pursuant to a Certificate of Elimination filed by the Company. Notwithstanding such conversion, holders of the Series A Preferred Stock at the time of such conversion, will receive, pro rata, $2.4 million of shares of common stock of IPI. The first installment of common stock of IPI was received by these former holders of Series A Preferred Stock in January 1997. See "Certain Transactions."